UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 4, 2023

Date of Report

(Date of earliest event reported)

COHBAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38326	26-1299952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1455 Adams Drive, Suite 1308

Menlo Park, CA 94025

(Address of principal executive offices, including Zip Code)

(650) 446-7888

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CWBR	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 on Current Report on Form 8-K/A (this “Amendment”) amends the Current Report on Form 8-K filed by CohBar, Inc. (“CohBar”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2023 (the “Original Filing”) solely for the purpose of reporting the final voting results to adjourn the special meeting in lieu of its annual meeting of stockholders (the “Special Meeting”) pursuant to the proposal set forth below.

This Amendment does not modify or update in any way disclosures made in the Original Filing other than to report the final voting results to adjourn the Special Meeting pursuant to the proposal set forth below.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On October 4, 2023, CohBar convened and adjourned the Special Meeting where CohBar stockholders voted to adjourn the Special Meeting pursuant to the proposal set forth below. The final voting results for the proposal to adjourn the Special Meeting are set forth below.

8.	To approve an adjournment of the CohBar Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1, 2, 3, 4 and 7.

Votes For	Votes Against	Abstentions	Broker Non-Votes
1,401,014	98,826	11,216	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COHBAR, INC.

Date: October 6, 2023	By:	/s/ Jeffrey F. Biunno
	Name:	Jeffrey F. Biunno
	Title:	Chief Financial Officer

2